E-Sports Ventures Inc



ANNUAL REPORT

206 Waterman Street

Providence, RI 02906-4301

(401) 369-4997

ritualmotion.com

This Annual Report is dated May 2, 2022.

BUSINESS

Ritual Motion is a first-of-its-kind video-led digital community for gamers, streamers, and esports players to create, collaborate and share content based around the positive values of wellness, diversity and inclusion. Our flagship product is RM GUILD(R) ; Gamers United In Live Discussion, a video-based peer-to-peer content platform, featuring live hosting and interactive audience networking sessions that automatically convert into on-demand video content.

Ritual Motion's new creator and community platform, GUILD: Gamers United In Live Discussion, was launched in 2021 after a year of development and testing. Creators can launch their own GUILD "Channel" -- and curate live streaming sessions with an enhanced, intimate audience experience. The platform will offer multiple options for Channel monetization with our next phase including donations, subscriptions, premium services, etc. Built into the road map for platform improvements in 2022 will be to integrate the ability to sell custom physical products, NFT's and have crypto currencies accepted for payment. Video content will be made available for on-demand viewing and this will pave the way for the launch of an ad-revenue model that could be shared with creators.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $275,000.00

Number of Securities Sold: 171

Use of proceeds: Working capital

Date: August 27, 2020

Offering exemption relied upon: 506(b)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $475,000.00

Number of Securities Sold: 121

Use of proceeds: Working Capital

Date: February 10, 2021

Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

Revenue

Since the start of our company our focus has always been on our customers and building out our product to serve our community. Revenue for the fiscal year 2019 was $18,979 and it climbed to $112,333 in fiscal year 2020. We believe that in order for us to be successful we must be authentic and part of the community we are developing. We've spent the last two years trying to expand out community before introducing monetization, as a result our revenues have been limited.

Cost of Sales

Cost of sales in 2019 was $15,700 in comparison to 2020 which was $55,106. This increase was directly related to our increase in net revenue. All of our sales are direct to consumer sales.

Gross Margins

Gross profit in 2020 was $57,227 up from $3,279 in the fiscal year 2019, an increase of $53,948. We expect gross margins as a percentage of revenue to continue to improve and increase, particularly as we introduce additional monetization product features.

Expenses

The bulk of our expenses have been devoted to product development as well as building the right team. We've realized that growth requires an expanded skillset. As a result, we've tried to build a team with broad and complementary skills. Our monthly burn has increased from $15,000 in 2019 to $30,000 in 2020. Our monthly burn in 2021 is poised to surpass $50,000. We've been challenged with trying to expand our community and base before introducing any monetization. We plan to use capital from our SE campaign to further build out our platform with features that allow us to monetize the experience in a way that is acceptable to our community. This will include a sponsorship revenue model. We will also allow our creators to receive funds from their audience directly, which will help expand our creator community. We will use the funds from our SE campaign to further scale our team and product in order to fully establish our monetization efforts.

Historical results and cash flows:

Our primary focus has been on building our gamer community. It takes time to build a community that is authentic and commited to the cause. We believe that future performance will be different because now that we have a strong, engaged community we can intoduce the monitization model. In order to do this we need additional capital to expand our team and product.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $380,802.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The Company does not have any material terms of indebtedness.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: William Cesare

William Cesare's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-Founder and Chairman

Dates of Service: January 15, 20129 - Present

Responsibilities: Oversees BOD. William does not receive compensation. He devotes 40 plus hours per week to Ritual Motion.

Other business experience in the past three years:

Employer: Revup Fund LLC

Title: Manager

Dates of Service: August 01, 2015 - Present

Responsibilities: Assists with funding customer onboarding

Name: Dana DiPaolo

Dana DiPaolo's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO & Co-Founder

Dates of Service: January 15, 2019 - Present

Responsibilities: Oversee day-to-day activities. Dana receives $5,000 in 1099 compensation per month. He devotes 40 plus hours per week to Ritual Motion

Other business experience in the past three years:

Employer: Eureka

Title: CEO

Dates of Service: February 01, 2017 - December 30, 2018

Responsibilities: Oversee marketing and general consultation with customers

Name: Thomas H Day

Thomas H Day's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Director

Dates of Service: January 15, 2019 - Present

Responsibilities: Vote on material actions of the company. Thomas does not receive compensation. He devotes 2 hours per week to Ritual Motion

Other business experience in the past three years:

Employer: Gunstock Mountain Resort

Title: President and General Manager

Dates of Service: January 15, 2020 - Present

Responsibilities: Oversees day-day operations, particularly when in season

Name: John S Renza Jr

John S Renza Jr's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Director

Dates of Service: November 05, 2019 - Present

Responsibilities: Votes on material actions of the company. John does not receive compensation. He devotes 2 hours per week to Ritual Motion

Other business experience in the past three years:

Employer: Community College of Rhode Island

Title: Professor of Accounting

Dates of Service: September 05, 1976 - Present

Responsibilities: teaches accounting curriculum to college level students

Name: Elizabeth Murphy

Elizabeth Murphy's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CMO & CPO

Dates of Service: July 01, 2020 - Present

Responsibilities: Oversee all marketing activities. Elizabeth receives $7,000 in 1099 compensation per month. She devotes 40 plus hours per week to Ritual Motion.

Other business experience in the past three years:

Employer: Bonnier Corporation

Title: CMO

Dates of Service: January 01, 2014 - March 01, 2014

Responsibilities: overseeing marketing programs, brand licensing, and content distribution

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Voting Stock

Stockholder Name: William Cesare

Amount and nature of Beneficial ownership: 4,100,168

Percent of class: 41.0

Title of class: Common Voting Stock

Stockholder Name: DOME Enterprise Trust (Tom Day)

Amount and nature of Beneficial ownership: 3,253,332

Percent of class: 32.53

RELATED PARTY TRANSACTIONS

Name of Entity: Dome Enterprise Trust

Names of 20% owners: Thomas Day

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Over 20% Owner

Material Terms: An affiliate of a shareholder, DOME Enterprise Trust, manufactures E-sports gloves that are sold on the Company's website. On average, $1500 per month is invoiced by that affiliate, Dome Publishing Company.

OUR SECURITIES

The company has authorized Common Non-Voting Stock, and Common Voting Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 535,000 of Common Non-Voting Stock.

Common Non-Voting Stock

The amount of security authorized is 8,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Common Non-Voting Stock.

Material Rights

There are no material rights associated with Common Non-Voting Stock.

Common Voting Stock

The amount of security authorized is 12,000,000 with a total of 9,942,924 outstanding.

Voting Rights

The holders of the Voting Common Stock are entitled to one vote for each share of Voting Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). There shall be no cumulative voting.

Material Rights

The amount outstanding of Common Voting Stock does not include 57,076 shares reserved for issuance under a company stock plan.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Non-Voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Non-Voting Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. There will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Non-Voting Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. NO REPRESENTATION CAN BE OR IS MADE CONCERNING THE ACCURACY OF ANY PROJECTED FINANCIAL INFORMATION OR THE COMPANY'S ABILITY TO ACHIEVE THE PROJECTED RESULTS PRESENTED HEREIN. MANY OF THE ASSUMPTIONS ON WHICH THESE PROJECTIONS ARE BASED ARE SUBJECT TO SIGNIFICANT ECONOMIC AND COMPETITIVE UNCERTAINTIES. IT IS LIKELY THAT SOME ASSUMPTIONS WILL NOT MATERIALIZE BECAUSE OF UNANTICIPATED EVENTS AND CIRCUMSTANCES. ACCORDINGLY, THE ACTUAL RESULTS ACHIEVED THROUGHOUT THE PROJECTION PERIOD ARE LIKELY TO VARY FROM THE PROJECT RESULTS. THE VARIATIONS MAY BE MATERIAL AND ADVERSE.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a platform for on-demand video content for gamers, streamers, and esports players . Our revenues are therefore dependent upon the market for such content.

Minority Holder; Securities with No Voting Rights

The Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition

We will compete with larger, established companies who currently have services on the market and/or various respective service development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent services earlier than us, or superior services than those developed by us. There can be no assurance that competitors will render our technology or services obsolete or that the services developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

E-Sports Ventures, Inc., d/b/a Ritual Motion, was formed on January 14, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. The Company has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that a video-led digital community for gamers, streamers, and esports players is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render certain intellectual property unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including content creation. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on the Company or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on the Company could harm our reputation and materially negatively impact our financial condition and business.

Limited Protection of Proprietary Rights

The Company's ability to compete effectively with its competitors could depend, in part, on its ability to retain experienced employees, create and/or maintain its content and advertising and the proprietary nature of its intellectual property. The Company's success shall also depend, in part, on its ability to obtain and/or enforce intellectual property protection for these assets. The Company, in such circumstances, may file applications for copyrights and trademarks, as the BOD deems appropriate. There can be no assurances as to the degree of protection offered by any intellectual property issued to or licensed by the Company. There can be no assurances that competitors, many of whom have substantial resources and substantial investments in competing technologies, shall not seek to apply for and obtain copyrights that shall prevent, limit or interfere with the Company's ability to market and sell its products and services. The Company may also rely on proprietary technology and there can be no assurances that others may not independently develop the same or similar technology, or otherwise obtain access to the Company's proprietary technology. There can be no assurances that confidentiality agreements entered into by the Company's employees and consultants, advisors and collaborators shall provide meaningful protection for the Company's trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure of such trade secrets, know-how or other proprietary information.

An established Board of Directors will Maintain Control of Company

The powers of Company shall be exercised by and under the authority of, and the business and affairs of Company shall be managed by an existing Board of Directors. The Board of Directors will maintain full authority to engage officers and make essentially all major decisions relating to Company and its business. Pursuant to the terms of a Voting Agreement among Company's voting shareholders, the Board will be appointed solely by two majority shareholders. Investors in the Offering will not have the right to participate in the management of Company or in decisions made by the Board of Directors. As a result, Investors will have essentially no control over their investment in the Company or their prospects with respect thereto.

No Independent Review of Offering

Company has not retained any independent professionals to review or comment on this Offering or otherwise protect the interests of the subscribers. Although Company has retained its own counsel, neither such counsel nor any other firm has made any independent examination of any factual matters represented by our management herein on behalf of investors in this Offering, and purchasers of the securities offered hereby cannot rely on the firm so retained with respect to any matters herein described.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 2, 2022.

E-Sports Ventures Inc

By /s/ *Christopher J Daft*

Name: Christopher J Daft

Title: VP OPS

Exhibit A

FINANCIAL STATEMENTS

E-SPORTS VENTURES, INC. D/B/A RITUAL MOTION

Financial Statements

Years Ended December 31, 2021 and 2020

(With Independent Accountants' Compilation Report Thereon)

Kahn, Litwin, Renza & Co., Ltd.
Boston • Newport • Providence • Waltham

951 North Main Street, Providence, Rhode Island 02904
Phone: 401-274-2001 • Fax: 401-831-4018
Email: TrustedAdvisors@KahnLitwin.com • www.KahnLitwin.com

KLR

Certified Public Accountants
and Business Consultants

E-SPORTS VENTURES, INC. D/B/A RITUAL MOTION

FINANCIAL STATEMENTS

Years Ended December 31, 2021 and 2020

Member of The Leading Edge Alliance

Kahn, Litwin, Renza & Co., Ltd.
Boston • Newport • Providence • Waltham

951 North Main Street, Providence, Rhode Island 02904
Phone: 401-274-2001 • Fax: 401-831-4018
Email: TrustedAdvisors@KahnLitwin.com • www.KahnLitwin.com

KLR

*Certified Public Accountants
and Business Consultants*

INDEPENDENT ACCOUNTANTS' COMPILATION REPORT

To the Stockholders of
E-Sports Ventures Inc. d/b/a Ritual Motion:

Management is responsible for the accompanying financial statements of E-Sports Ventures Inc. d/b/a Ritual Motion (the Company), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations and stockholders' equity for the years then ended in accordance with accounting principles generally accepted in the United States of America. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

Management has elected to omit substantially all of the disclosures and the statement of cash flows required by accounting principles generally accepted in the United States of America. If the omitted disclosures and statement of cash flows were included in the financial statements, they might influence the user's conclusions about the Company's financial position, results of operations and cash flows. Accordingly, the financial statements are not designed for those who are not informed about such matters.

Kahn, Litwin, Renza & Co., Ltd.

April 19, 2022



E-SPORTS VENTURES, INC. D/B/A RITUAL MOTION
BALANCE SHEETS
December 31, 2021 and 2020

	2021	2020
Assets		
Current Assets:		
Cash	$ 380,802	$ 83,216
Accounts receivable	1,796	1,796
Inventory	8,496	20,178
Cash held in escrow	37,329	-
Total current assets	**428,423**	**105,190**
Other Assets:		
Start-up costs, net	9,058	9,783
Total other assets	**9,058**	**9,783**
Total Assets	**$ 437,481**	**$ 114,973**
Stockholders' Equity		
Stockholders' Equity:		
Common stock	1	1
Additional paid in capital	1,808,543	674,999
Accumulated deficit	(1,371,063)	(560,027)
Total stockholders' equity	**437,481**	**114,973**
Total Stockholders' Equity	**$ 437,481**	**$ 114,973**



E-SPORTS VENTURES, INC. D/B/A RITUAL MOTION
STATEMENTS OF OPERATIONS
Years Ended December 31, 2021 and 2020

	2021	2020
Revenues	$ 38,985	$ 112,333
Cost of sales	37,835	55,106
Gross profit	**1,150**	**57,227**
Operating expenses:		
Subcontractors	537,992	143,467
Advertising and marketing	129,548	122,115
Technology development	79,323	61,127
Office supplies	24,690	5,812
Legal and accounting	23,835	20,935
Postage	6,531	13,840
Insurance	3,818	546
Miscellaneous	3,778	895
Rent	1,858	-
Amortization	725	725
Meals and entertainment	88	121
Total operating expenses	**812,186**	**369,583**
Net loss	**$ (811,036)**	**$ (312,356)**

See accompanying independent accountants' compilation report.



E-SPORTS VENTURES, INC. D/B/A RITUAL MOTION
STATEMENTS OF STOCKHOLDER'S EQUITY
Years Ended December 31, 2021 and 2020

	Common Stock, $.001 Par Value							
	Common Stock - Voting		Common Stock - Non-Voting					
	Authorized	Number of Shares Issued and Outstanding	Authorized	Number of Shares Issued and Outstanding	Cost	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at December 31, 2019	**10,000**	**980**	-	-	$ 1	$ 269,999	$ (247,671)	$ 22,329
Net loss	-	-	-	-	-	-	(312,356)	(312,356)
Issuance of common stock - voting	-	490	-	-	-	405,000	-	405,000
Balance at December 31, 2020:	**10,000**	**1,470**	-	-	$ 1	$ 674,999	$ (560,027)	$ 114,973
Net loss	-	-	-	-	-	-	(811,036)	(811,036)
Issuance of common stock	-	204	-	-	-	475,000	-	475,000
Recapitalization and stock split effective September 14, 2021	11,990,000	9,998,326	8,000,000	-	-	-	-	-
Issuance of common stock, net of issuance costs of $39,924	-	-	-	358,977	-	658,544	-	658,544
Balance at December 31, 2021	**12,000,000**	**10,000,000**	**8,000,000**	**358,977**	**$ 1**	**$ 1,808,543**	**$ (1,371,063)**	**$ 437,481**

CERTIFICATION

I, Christopher J Daft, Principal Executive Officer of E-Sports Ventures Inc, hereby certify that the financial statements of E-Sports Ventures Inc included in this Report are true and complete in all material respects.

Christopher J Daft

VP OPS